UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 26, 2016, Husky Energy Inc. filed a Material Change Report dated January 19, 2016. The Material Change Report is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
Date: January 28, 2016		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1	Name and Address of Company

Husky Energy Inc. (the “Corporation”)

707 – 8th Avenue SW

Calgary, AB T2P 3G7

Item 2	Date of Material Change

The material change occurred on January 19, 2016.

Item 3	News Release

The Corporation issued a press release on January 19, 2016 through the facilities of Marketwired and filed on the System for Electronic Document Analysis and Retrieval.

Item 4	Summary of Material Change

The Corporation announced that its 2016 capital plan has been revised and that the Board of Directors of the Corporation has suspended the quarterly dividend.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

The Corporation announced its 2016 capital plan has been revised to a range of $2.1-2.3 billion from a previous range of $2.9-3.1 billion. Savings will be achieved primarily through deferring discretionary activities in Western Canada. Further gains are expected to be achieved through the ongoing reduction of operating and sustaining costs.

The Corporation also announced that given the persistent downward pressure on oil prices and the extended lower for longer outlook, the Board of Directors has suspended the quarterly dividend. No cash or share dividend will be issued for the fourth quarter of 2015. The Board of Directors of the Corporation will continue to review the dividend on a quarterly basis.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business number of an executive officer of the Corporation who is knowledgeable about the material change and this report is:

James D. Girgulis

Senior Vice President, General Counsel & Secretary

Telephone (403) 298-7333

Item 9	Date of Report

This report is dated the 26th day of January, 2016.

FORWARD-LOOKING STATEMENTS

Certain statements in this material change report are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this material change report are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this material change report include, but are not limited to, references to the Corporation’s 2016 capital plan, including plans for achieving savings.

Although the Corporation believes that the expectations reflected by the forward-looking statements presented in this material change report are reasonable, the Corporation’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Corporation about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Corporation.

The Corporation’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Corporation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Corporation’s course of action would depend upon its assessment of the future considering all information then available.